                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[  ] Form 3 Holdings Reported

[  ] Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

    Gheewalla,           Robert                  R.
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   (Last)               (First)                 (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        New York                          10004
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   (City)                           (State)                           (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Recovery Engineering, Inc.
   (REIN)
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3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4. Statement for Month/Year

   FYE December 31, 1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



          --------------------------------------------------

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7. Individual or Joint/Group Reporting
   (Check applicable line)

   [ X ] Form Filed by One Reporting Person
   [   ] Form Filed by More than One Reporting Person

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

====================================================================================================================================
                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                 |                 |            |                               |             |         |          |
                                 |                 |            |                               |5.           |6.       |          |
                                 |                 |            |4.                             |Amount of    |Owner-   |          |
                                 |                 |            |Securities Acquired (A) or     |Securities   |ship     |          |
                                 |                 |            |Disposed of (D)                |Beneficially |Form:    |7.        |
                                 |                 |            |(Instr. 3, 4 and 5)            |Owned at end |Direct   |Nature of |
                                 |2.               | 3.         |-------------------------------|of Issuer's  |(D) or   |Indirect  |
1.                               |Transaction      |Transaction |              | (A)  |         |Fiscal Year  |Indirect |Beneficial|
Title of Security                |Date             |Code        |    Amount    | or   | Price   |(Instr. 3    |(I)      |Ownership |
(Instr. 3)                       |(Month/Day/Year) |(Instr. 8)  |              | (D)  |         |and 4)       |(Instr.4)|(Instr. 4)|
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
                                 |                 |            |              |      |         |             |         |          |
                                 |                 |            |              |      |         |             |         |          |
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                                 |                 |            |              |      |         |             |         |          |
                                 |                 |            |              |      |         |             |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is  filed  by more  than one  Reporting  Person,  see  Instruction
  4(b)(v).

FORM 5 (continued)

====================================================================================================================================
                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
              |       |          |      |               |                     |                    |       |         |      |      |
              |       |          |      |               |                     |                    |       |9.       |10.   |      |
              |       |          |      |               |                     |                    |       |Number   |Owner-|      |
              |       |          |      |               |                     |                    |       |of       |ship  |      |
              |2.     |          |      |               |                     |                    |       |Deriv-   |of    |      |
              |Conver-|          |      |5.             |                     |7.                  |       |ative    |Deriv-|11.   |
              |sion   |          |      |Number of      |                     |Title and Amount    |       |Secur-   |ative |Nature|
              |or     |          |      |Derivative     |6.                   |of Underlying       |8.     |ities    |Secur-|of    |
              |Exer-  |          |      |Securities     |Date                 |Securities          |Price  |Bene-    |ity:  |In-   |
              |cise   |3.        |      |Acquired (A)   |Exercisable and      |(Instr. 3 and 4)    |of     |ficially |Direct|direct|
              |Price  |Trans-    |4.    |or Disposed    |Expiration Date      |--------------------|Deriv- |Owned    |(D) or|Bene- |
1.            |of     |action    |Trans-|of (D)         |(Month/Day/Year)     |            |Amount |ative  |at End   |In-   |ficial|
Title of      |Deriv- |Date      |action|(Instr. 3,     |---------------------|            |or     |Secur- |of       |direct|Owner-|
Derivative    |ative  |(Month/   |Code  |4 and 5)       |Date      |Expira-   |            |Number |ity    |Year     |(I)   |ship  |
Security      |Secur- |Day/      |(Instr|---------------|Exer-     |tion      |            |of     |(Instr.|(Instr.  |(Instr|(Instr|
(Instr. 3)    |ity    |Year)     |8)    | (A)   |(D)    |cisable   |Date      |Title       |Shares |5)     |4)       |4)    |4)    |
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
Stock Option  |       |          |      |       |       |          |          |            |       |       |         |      |      |
(right to buy)|$25.82 | 4/23/98  |  A   |4,000  |       | 10/23/98 | 4/23/03  |Common Stock| 4,000 |       |  4,000  |  02  | 01,02|
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Stock Option  |       |          |      |       |       |          |          |            |       |       |         |      |      |
(right to buy)|$24.01 | 2/3/98   |  A   |4,000  |       |  8/3/98  | 2/3/03   |Common Stock| 4,000 |       |  4,000  |  02  | 01,02|
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Stock Option  |       |          |      |       |       |          |          |            |       |       |         |      |      |
(right to buy)|$5.84  |          |      |       |       | 10/24/97 | 4/24/02  |Common Stock| 4,000 |       |  4,000  |  I   | 01,03|
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Stock Option  |       |          |      |       |       |          |          |            |       |       |         |      |      |
(right to buy)|$11.26 |          |      |       |       |  7/19/96 | 7/19/01  |Common Stock| 1,000 |       |  1,000  |  I   | 01,03|
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5% Convertible|       |          |      |       |       |          |          |            |       |       |         |      |      |
Notes due 2003|$14.85 |          |      |       |       |  3/31/97 | 7/19/01  |Common Stock|  04   |       |   04    |  I   | 01,04|
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Reset Rights  |       |          |      |       |       |          |          |            |       |       |         |      |      |
(05)          |  05   |          |      |       |       |    05    |   05     |Common Stock| 04,05 |       |  04,05  |  I   | 01,04|
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a vice president of Goldman, Sachs & Co. ("Goldman Sachs"). The Goldman Sachs Group, L.P. ("GS Group") is the general partner of and owns a 99% interest in Goldman Sachs. The Reporting Person does not have a pecuniary interest in the securities reported herein and, accordingly, disclaims beneficial ownership thereof.

02: These options were granted under the Recovery Engineering, Inc. 1993 Director Stock Option Plan to the Reporting Person. The Reporting Person has an agreement with GS Group pursuant to which he holds the stock options for the benefit of GS Group.

03: These options were granted under the Recovery Engineering, Inc. 1993 Director Stock Option Plan to a former managing director of Goldman Sachs in his capacity as a director of the Issuer. That former managing director has an agreement with GS Group pursuant to which he holds the stock options for the benefit of GS Group.

04: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly up to 1,377,410 shares of Common Stock by reason of (a) the ownership by certain investment partnerships (the "Limited Partnerships") of $15,000,000 principal amount in 5% Convertible Notes due 2003 (the "Notes"), which are convertible into 1,010,101 shares of Common Stock (not including shares of Common Stock issuable pursuant to the Reset Rights, as defined below), in the aggregate, and
(b) the holding by the Limited Partnerships of the Reset Rights, pursuant to which the Limited Partnerships may be entitled to acquire up to 367,309 shares of Common Stock, in the aggregate. Affiliates of Goldman Sachs and GS Group are the general partner, managing partner or managing general partner of the Limited Partnerships. Goldman Sachs is the investment manager of certain of the Limited Partnerships.

05: The following derivative securities are held by the Limited Partnerships, in respect of the Notes:

     (i) rights (the "Reset Rights-1") to acquire, at the time at which the Notes are converted into shares of Common Stock, 367,309 shares of Common Stock, in the aggregate, if such time occurs after the earlier of a change of control of the Issuer and July 19,1999 and at such time the market price per share of Common Stock is $20 or less;

     (ii) rights (the "Reset Rights-2") to acquire, at the time at which the Notes are converted into shares of Common Stock, 252,525 shares of Common Stock, in the aggregate, if such time occurs after the earlier of a change of control of the Issuer and July 19, 1999 and at such time the market price per share of Common Stock is $25 or less; and

     (iii)rights (the "Reset Rights-3" and, together with Reset Rights-1 and Reset Rights-2, the "Reset Rights") to acquire, at the time at which the Notes are converted into shares of Common Stock, 155,400 shares of Common Stock, in the aggregate, if such time occurs after the earlier of a change of control of the Issuer and July 19, 1999 and at such time the market price per share of Common Stock is $30 or less.

In each case the Reset Rights are created through an adjustment of the conversion price applicable to the Notes.

If, at any time prior to January 18, 2000, the market price per share of Common Stock exceeds $25 for at least 66 consecutive trading days, then, the Reset Rights-1 and the Reset Rights-2 shall, to the extent not previously exercised, immediately expire, and if, at any time prior to January 18, 2000, the market price per share of Common Stock exceeds $30 for at least 66 consecutive trading days, then, the Reset Rights-3 shall, to the extent not previously exercised, immediately expire.

The Reset Rights may be exercised only at such time at which the Notes in respect of which they were granted are converted into shares of Common Stock; provided, however, that, in connection with the conversion of any Notes, only such Reset Rights granted in respect of such Notes which would entitle the holder thereof the greatest number of shares of Common Stock may be exercised and each other Reset Right granted in respect of such Notes that has not expired prior to such conversion shall immediately expire upon such conversion.



By:  s/ Hans L. Reich                                        February 16, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
            Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person pursuant to Rule 101(b)(4) of Regulation S-T.